May 5, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (901) 757-1497

Mr. David V. Lott
Chief Executive Officer and Chief Financial Officer
Limelight Media Group, Inc.
8000 Centerview Parkway
Suite 115
Memphis, TN  38018

Re:	Limelight Media Group, Inc.
Form 10-KSB for the year ended December 31, 2004
File No. 000-29107

Dear Mr. Lott:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 1, Description of Business, History and Summary of
Significant
Accounting Policies,
page F-10

1. Please advise us of, and disclose in future filings, your accounting policy with respect to shares issued to non-employees for services since this represents a significant part of financing your operations. In your response, tell us how your accounting policy complies with EITF 96-18. Also, are the shares fully vested and non-forfeitable on the date you enter into an agreement with your consultant or contractor.

Note 15, Consulting Services, page F-22

2. We note that the shares issued pursuant to your February 2004 Stock Purchase Agreement were subject to adjustment based on the closing bid price of your common stock during the thirty days following an effective registration statement. Since it appears that the price of your common stock fell below the $0.50 per share price during the thirty days following the effectiveness of your registration statement, please tell us whether you issued additional shares pursuant to this agreement and how you accounted for such shares.

Note 16, Stockholders` Deficit, page F-22

3. We note that at times you issue shares of common stock for cash at prices significantly lower than the fair market value of common stock quoted on the OTC Bulletin Board. Please tell us whether any of these shares are issued to officers or employees of the Company. Also, please explain the difference between the price per share negotiated with these investors and the price quoted on the OTC Bulletin Board during the same period.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
      Accounting Branch Chief

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Limelight Media Group, Inc.
May 5, 2005
Page 1